    Exhibit 16
KPMG LLP Suite 1500 777 East Wisconsin Avenue Milwaukee, WI 53202-5337

June 5, 2014
Securities and Exchange Commission Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for Waterstone Financial, Inc. (the Registrant) and, under the date of March 21, 2014, we reported on the consolidated financial statements of Waterstone Financial, Inc. as of and for the years ended December 31, 2013 and 2012 and the effectiveness of internal control over financial reporting as of December 31, 2013. On June 2, 2014, we were dismissed. We have read Waterstone Financial, Inc.'s statements included under Item 4.01 of its Form 8-K dated June 5, 2014, and we agree with such statements, except that we are not in a position to agree or disagree with Waterstone Financial, Inc.'s statement that the decision to dismiss KPMG was approved by the Audit Committee of the Registrant or the statements included i n the last paragraph of Item 4.01.
Very truly yours,
KPMG LLP